UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Name of Issuer)

Series B Shares, without par value

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Banco Santander, S.A. New York Branch

45 E. 53rd Street, New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: +212-350-3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05969B103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,438,256,710.06
	8.	SHARED VOTING POWER 1,623,492,457.00
	9.	SOLE DISPOSITIVE POWER 1,438,256,710.06
	10.	SHARED DISPOSITIVE POWER 1,623,492,457.00

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,749,167.06
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.15%
14.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Santander México, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,623,491,117
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,623,491,117

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,491,117
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.86%
14.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Santander Global Facilities, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14.	TYPE OF REPORTING PERSON (see instructions) CO

Introduction

This Statement on Schedule 13D (this “Schedule 13D”) is being filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”), Grupo Financiero Santander México, S.A. de C.V., a stock corporation organized under the laws of Mexico and a wholly owned subsidiary of the Purchaser, and Santander Global Facilities, S.A. de C.V., a stock corporation organized under the laws of Mexico and a wholly owned subsidiary of the Purchaser, with respect to the cash tender offers by Purchaser in Mexico and the United States to purchase all the issued and outstanding Series B Shares (the “Series B Share”), including all Series B Shares represented by American depositary shares (the “ADSs,” with each ADS representing five Series B Shares, and together with the Series B Shares, the “Shares”) of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, at a purchase price of Ps.26.50 in cash per Series B Share or U.S.$6.2486 per ADS, without interest (the “Offers”), as further described in the Offer to Purchase dated November 3, 2021 (the “Offer to Purchase”). The Offer to Purchase is included as Exhibit 1 to this Schedule 13D, incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on November 3, 2021. The Offers expired on December 7, 2021.

Item 1.  Security and Issuer.

This Schedule 13D relates to Series B shares, including all ADSs, of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México (the “Issuer”). The principal executive office of the Issuer is located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain, Grupo Financiero Santander México, S.A. de C.V., a stock corporation organized under the laws of Mexico and a wholly owned subsidiary of the Purchaser, and Santander Global Facilities, S.A. de C.V., a stock corporation organized under the laws of Mexico and a wholly owned subsidiary of the Purchaser.

Item 2 (a) – (c). The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The U.S. Offer – Section 8. Certain Information Concerning Purchaser” and “Schedule A. Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Banco Santander, S.A. is a Spanish bank. Grupo Financiero Santander México, S.A. de C.V. and Santander Global Facilities, S.A. de C.V. are Mexican stock corporations.

Item 3.  Source or Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under the headings “The U.S. Offer – Section 9. Source and Amount of Funds” and “The U.S. Offer – Section 14. Fees and Expenses” is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer – Purchaser’s Reasons for the U.S. Offer” is incorporated herein by reference.

The purpose of the Offers was to acquire as many Series B Shares and/or ADSs as possible. Purchaser intended to increase its direct and indirect beneficial ownership of the outstanding Series B shares and Series F shares of the Issuer from its then-current level of approximately 91.64% (representing approximately 91.64% of the total voting power of the outstanding Series B shares and Series F shares) to 100% of the outstanding Series B and Series F Shares while allowing holders of Series B Shares and ADSs an opportunity to promptly receive the offer price by tendering their securities pursuant to the Offers. Following completion of the Offers, the Purchaser beneficially owns 96.16% of the total outstanding share capital of the Issuer.

In the future, the Purchaser may, among other things, purchase Series B Shares/ADSs in the open market or in privately negotiated transactions; make a new tender offer; propose that the Issuer to carry out a share buy-back; or consummate any other business combination with the Issuer, subject to compliance with applicable laws. The Purchaser has not made a determination whether it will take any such actions.

Purchaser may elect to, or if required by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) will, cause the Issuer to undertake a vote (the “Delisting Offer Vote”) by the Issuer’s shareholders (including the Purchaser and its affiliates who hold Shares) on whether the Issuer should proceed with delisting the Series B Shares from the Bolsa Mexicana de Valores, S.A.B. de C.V. If at least 95% of the outstanding Series B and Series F shares, including shares beneficially owned by the Purchaser, are voted in favor of the Delisting Offer Vote, the Purchaser will undertake a separate subsequent delisting tender offer in Mexico and in the United States (the “Delisting Offers”).

The Purchaser has not made a determination whether it will seek a Delisting Offer Vote. If the Delisting Offer Vote is held and the Delisting Offer Vote receives the approval of at least 95% of the total Series B and Series F shares voting as a single class (including the Shares then held by Purchaser and its affiliates) the Purchaser will undertake the Delisting Offers.

In the event the Purchaser proceeds with the Delisting Offers, the Shares will be delisted in Mexico and the Issuer’s reporting obligations in Mexico will cease. In addition, if the Purchaser proceeds with the Delisting Offers, the Purchaser will take or cause the Issuer to take certain actions to delist the Shares and suspend the public reporting obligations of the Issuer in the United States.

The Purchaser may in the future change its intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a) – (c). The information set forth in the Offer to Purchase under the headings “Schedule A – Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser” is incorporated herein by reference. At the expiration of the Offers at 5:00 p.m. Eastern time on December 7, 2021 a total of 195,263,732.00 Series B Shares and 22,166,527.81 ADSs representing 110,832,639.06 Series B Shares, comprising in the aggregate approximately 4.51% of the Company’s total share capital and 9.21% of the total outstanding Series B Shares, were validly tendered in the Offers and accepted by the Purchaser. These shares included 1,209,700.00 ADSs tendered via notice of guaranteed delivery, 1,208,153 of which have been delivered and purchased as of the date of this Schedule 13D. The purchase price for the tendered securities was Ps.26.50 in cash per Series B Share and U.S.$6.2486 per ADS.

Item 5 (d). Inapplicable.

Item 5 (e). Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Offer to Purchase, dated November 3, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on November 3, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banco Santander, S.A.

/s/ Javier Illescas
Name: Javier Illescas
Title: Group Executive Vice President

Grupo Financiero Santander México, S.A. de C.V.

/s/ Didier Mena Campos
Name: Didier Mena Campos
Title: Chief Financial Officer Grupo Financiero Santander Mexico

Santander Global Facilities, S.A. de C.V.

/s/ Rocio Erika Bulhosen Aracil
Name: Rocio Erika Bulhosen Aracil
Title: Legal Representative

/s/ Octavio Medina Fraga
Name: Octavio Medina Fraga
Title: Legal Representative